Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

China Medical Technologies, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-152937) on Form F-3 and the registration statement (No. 333-138954) on Form S-8 of China Medical Technologies, Inc. of our report dated June 27, 2008, except for Note 9 and Note 21, which are as of September 30, 2009, and Note 2(y), which is as of September 8, 2010, with respect to the consolidated statements of income, shareholders’ equity and comprehensive income and cash flows of China Medical Technologies, Inc. for the year ended March 31, 2008, which report appears in the March 31, 2010 annual report on Form 20-F of China Medical Technologies, Inc.

Our report refers to a retrospective change in method of accounting for convertible notes.

/s/ KPMG
Hong Kong, China September 8, 2010